Metallica Resources Inc.
El Morro Copper-Gold Project
Region III, Chile
NI 43-101 Technical Report
La Fortuna Deposit
Mineral Resource Estimate – 2006 Update

December 26, 2006

Prepared for

Metallica Resources Inc.
12200 East Briarwood Ave. Suite 165
Centennial, CO 80112 USA
Telephone: (303)-796-0229
Facsimile: (303) 796-0265
Website: www.metal-res.com

Co-Authored by

Mark A. Petersen
Qualified Person – Metallica Resources Inc.
Certified Professional Geologist – AIPG No. 10563

Raul R. Roco
Competent Person – Xstrata Copper
Member AusIMM – Registration No. 220431
Santiago, Chile, S.A.

ii

Item 3: Summary

The El Morro copper-gold project is owned under a joint venture agreement between Metallica Resources Inc. (Metallica) and Xstrata plc.'s subsidiary Falconbridge Chile Limitada. The project is located in north-central Chile, Region III, approximately 80 kilometers (km) east of the city of Vallenar. Xstrata owns 70% of the El Morro project and is the current project operator. Metallica owns the remaining 30%. The original joint venture agreement was executed in 2000 between Metallica and Noranda Inc., with Noranda serving as project operator until June 2005, when it was acquired by Falconbridge Limited. In August 2006, Falconbridge Limited was acquired by Xstrata plc., resulting in the integration of Falconbridge Chile Limitada into Xstrata's Copper Unit. The term "Xstrata" in this report can refer to either Xstrata Copper or Falconbridge Chile Limitada. This report presents the results of a recently updated resource estimate for the La Fortuna porphyry copper-gold deposit completed by Xstrata Copper in October 2006. This estimate is part of a larger pre-feasibility study currently in progress by Xstrata.

The El Morro property encompasses three separate centers of porphyry style copper-gold mineralization which are referred to as the La Fortuna, El Morro, and El Negro areas. Since Metallica first acquired the property in 1996, mineral resources have been defined in the La Fortuna and El Morro areas; drilling at El Negro has not yielded a definable mineral resource. The La Fortuna deposit is currently the larger of the two known resources and has therefore been the primary focus of exploration on the El Morro project. The updated resource estimate reported here is based on 147 core holes totaling 57,900 meters to control geology and grade estimation of the block model. With the current amount of drilling has allowed for the first time the delineation of the La Fortuna deposit to the level of Measured and Indicated resources for a significant portion of the overall mineral resource. The El Morro area resource estimate was originally reported to Metallica by Noranda in 2003 and is described in a NI 43-101 Technical Report completed by Metallica in May 2005. No further exploration has been conducted on the El Morro area resource since 2003.

To date, the mineral resource estimates for the La Fortuna and El Morro deposits have been reported by successive project operators based on a series of copper cutoff grades. In the 2005 NI 43-101 Technical Report noted above, Metallica provided additional information about the La Fortuna and El Morro resources by recasting them based on a series of copper-equivalent cutoff grades. No changes were made to the underlying resource estimates, rather the purpose of recasting the resources was to show how copper and gold grades combine to contribute to the overall estimated resources. Consistent with previous reporting practice, the current updated mineral resource estimate are therefore reported based on both a copper cutoff basis as determined by Xstrata, the current project operator, and on a copper-equivalent basis as determined by Metallica.

The measured and indicated resource for the La Fortuna deposit as reported by Xstrata in October 2006 are presented below in Tables 1 & 2.

TABLE 1: LA FORTUNA 2006 MEASURED & INDICATED RESOURCE – Copper cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Measured	201,400	0.66	0.56	188,800	0.69	0.58	165,700	0.73	0.62	138,900	0.79	0.65
Indicated	365,000	0.48	0.44	299,800	0.53	0.49	214,300	0.60	0.56	149,500	0.67	0.63
Total M&I	566,400	0.54	0.48	488,600	0.59	0.52	380,000	0.65	0.58	288,400	0.71	0.64
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Measured	2,931,000	3,600	2,872,000	3,515	2,667,000	3,276	2,420,000	2,912
Indicated	3,863,000	5,163	3,504,000	4,704	2,835,000	3,845	2,209,000	3,014
Total M&I	6,794,000	8,763	6,376,000	8,219	5,502,000	7,121	4,629,000	5,926

NOTE: Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine put utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

TABLE 2: LA FORTUNA 2006 INFERRED RESOURCE – Copper cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Inf'd: in-pit	199,000	0.39	0.28	114,100	0.49	0.38	69,800	0.58	0.47	47,200	0.65	0.53
Inf'd: out-pit	172,900	0.39	0.34	112,600	0.47	0.44	72,400	0.55	0.51	42,100	0.62	0.59
Total Inferred	371,900	0.39	0.31	226,700	0.48	0.41	142,200	0.56	0.49	89,300	0.64	0.56
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Inf'd: in-pit	1,711,000	1,759	1,233,000	1,401	893,000	1,061	676,000	809
Inf'd: out-pit	1,495,000	1,920	1,159,000	1,600	878,000	1,190	575,000	800
Total Inferred	3,206,000	3,679	2,392,000	3,001	1,771,000	2,251	1,251,000	1,609

NOTE: Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu pit shell (see Note to M&I Table above).

At a lower cut-off grade of 0.30 percent (%) copper the La Fortuna resource is estimated to contain 488,600,000 tonnes averaging 0.59 percent (%) copper and 0.52 grams per tonne (g/t) gold, equating to approximately 6.38 billion pounds of contained copper and 8.22 million ounces of contained gold. The total inferred mineral resource for the La

Fortuna deposit, as reported by Xstrata, is estimated to contain 226,700,000 tonnes at a grade of 0.48% copper and 0.41 g/t gold at a lower cut-off of 0.30% copper, or 3.39 billion pounds of contained copper and 3.00 million ounces of contained gold.

Using the same measured and indicated resource estimate prepared by Xstrata, Norwest Corporation acting as an independent third party for Metallica, has examined and recast the La Fortuna resource estimate based on copper – equivalent lower cut-off grades using metal prices of US $1.20 per pound copper and US$400 per troy ounce gold. Results of the restated mineral resource estimate are presented below in Tables 3 & 4.

TABLE 3: LA FORTUNA 2006 MEASURED & INDICATED RESOURCE – Copper equivalent cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Measured	205,800	0.65	0.55	200,800	0.66	0.56	192,000	0.68	0.57	179,300	0.70	0.60
Indicated	421,800	0.44	0.41	371,300	0.48	0.44	314,500	0.52	0.49	261,100	0.56	0.54
Total M&I	627,600	0.51	0.45	572,100	0.54	0.48	506,500	0.58	0.52	440,400	0.62	0.57
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Measured	2,938,000	3,620	2,919,000	3,600	2,871,000	3,550	2,779,000	3,460
Indicated	4,075,000	5,500	3,889,000	5,260	3,586,000	4,930	3,206,000	4,550
Total M&I	7,013,000	9,120	6,808,000	8,860	6,457,000	8,480	5,985,000	8,010

NOTES: Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine put utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

TABLE 4: LA FORTUNA 2006 INFERRED RESOURCE – Copper equivalent cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Inf'd: in-pit	312,100	0.30	0.23	174,900	0.41	0.31	112,100	0.49	0.40	81,500	0.55	0.48
Inf'd: out-pit	305,600	0.29	0.27	164,800	0.40	0.37	118,500	0.46	0.44	95,800	0.50	0.49
Total Inferred	617,700	0.30	0.25	339,700	0.41	0.34	230,600	0.48	0.42	177,300	0.52	0.48
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Inf'd: in-pit	2,077,000	2,290	1,567,000	1,730	1,214,000	1,430	984,000	1,260
Inf'd: out-pit	1,942,000	2,610	1,464,000	1,940	1,207,000	1,690	1,050,000	1,510
Total Inferred	4,019,000	4,900	3,031,000	3,670	2,421,000	3,120	2,034,000	2,770

NOTE: Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu pit shell (see Note to M&I Table above).

At a lower cut-off grade of 0.30% copper-equivalent, the La Fortuna deposit is estimated to contain 572,100,000 tonnes averaging 0.54% copper and 0.48 g/t gold, equating to approximately 6.81 billion pounds of contained copper and 8.86 million troy ounces of contained gold. The total inferred mineral resource is estimated to contain 339,700,000 tonnes at a grade of 0.41% copper, 0.34 g/t gold at a lower cut-off grade of 0.30% copper-equivalent, equating to approximately 3.03 billion pounds of contained copper and 3.67 million ounces of contained gold.

The La Fortuna deposit was discovered by Noranda in 2000. It is a classic copper-gold porphyry type deposit. Copper-gold mineralization occurs within an ovate cylindrical porphyry intrusive stock of granodioritic to dioritic composition that has been emplaced into a sequence of andesitic conglomerates, felsic tuffs and epiclastic sediments. Mineralization consists of primary and secondary copper sulfides with associated gold. The sulfides occur primarily in a system of stockwork veins and to a lesser extent as fine disseminations. Mineralization is hosted mainly within the porphyry intrusives, and to a lesser extent within hydrothermal breccias and the surrounding volcano-sedimentary country rocks.

Additional copper-gold resources within the project property holdings occur at the namesake El Morro area, the site of the original copper-gold discovery on the project by Metallica in 1999. Mineralization occurs as primary and secondary copper sulfides and associated gold in stockwork veins and disseminations hosted within a sequence of epiclastic sandstones and conglomerates. To date, the El Morro mineral resource is contained entirely within the epiclastic and conglomerate country rock sequence; an intrusive source to the mineralization has so far not been identified. n inferred mineral resource estimate for the El Morro area was completed in 2003 by Noranda Inc., a predecessor company to Xstrata, and presented in a previous Technical Report by Metallica in May 2005.

Item 4: Introduction and Terms of Reference

In this report, the term "Metallica" can refer to either Metallica Resources Inc. or Minera Metallica Limitada, the wholly owned Chilean subsidiary of Metallica Resources Inc. In June 2005, Noranda Inc. ("Noranda") was acquired by Falconbridge Limited. In August 2006, Falconbridge Limited was acquired by Xstrata plc, which resulted in Falconbridge Chile Limitada becoming part of Xstrata's Copper Business Unit. In this report, The term "Xstrata" in this report can refer to either Xstrata Copper Business Unit or Falconbridge Chile Limitada unless otherwise specified.

In a previous NI 43-101 Technical Report titled "Metallica Resources Inc., El Morro Copper – Gold Project, Chile, Region III" by Fred H. Lightner and dated November 14, 2001 ("November 2001 Technical Report"), Metallica presented a comprehensive overview and description of the El Morro Project. This report represented the first NI 43-101 Technical Report for the El Morro Project. In particular, this report contains detailed information pertaining to Items 6 through 11 of the required NI 43-101 report contents, information which has been omitted from subsequent Technical Reports for the El Morro Project, except where new or additional information is evident.

In a previous NI 43-101 Technical Report titled "Metallica Resources Inc., El Morro Copper – Gold Project, Chile, Region III, Order-of-Magnitude Study (Preliminary Assessment) Technical Report – Third Party Review", by Knight Piésold and Co. and dated December 25, 2001 ("December 2001 Technical Report"), Metallica presented the results of an independent third party review of data for the El Morro Project and developed an Order-of-Magnitude study or preliminary assessment of the potential economics of the La Fortuna deposit.

In a previous NI 43-101 Technical Report titled "Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review" by Knight Piésold and Co. and dated February 5, 2003 ("February 2003 Technical Report"), Metallica presented the results of an updated inferred mineral resource for the La Fortuna area of the El Morro property. The inferred resource estimate was completed by Noranda and provided to Metallica.

In a Metallica press release titled "Metallica Resources Announces Update on the El Morro Project, Chile", dated February 13, 2004 ("Metallica February 2004 Press Release") and in the subsequent 2005 Technical Report Update, Metallica presented the results of an inferred mineral resource estimate for the El Morro deposit that had been completed by Noranda in 2003. The inferred resource estimate for the El Morro area was not material to either Metallica or Noranda, so a Technical Report was not required to comply with National Instrument 43-101. The El Morro inferred resource estimate was included in a subsequent Technical Report Update dated May 16, 2005 (described below), however, to provide additional information regarding the overall mineral resource inventory for the El Morro Project.

In a previous NI 43-101 Technical Report titled "Metallica Resources Inc., El Morro Copper – Gold Project, Chile Region III, Technical Report Update" by Norwest Corporation, dated May 16, 2005 ("2005 Technical Report Update"), Metallica presented the results of the La Fortuna and El Morro area inferred resource estimates based on a copper-equivalent cutoff grades. No change was made to the underlying resource estimates provided to Metallica by Falconbridge, rather the resources were simply recast on a copper-equivalent cutoff basis to show how copper and gold combine to contribute the overall resource. The May 2005 Technical Report also presented the results of the El Morro resource estimate using total copper lower cut-off grades, as originally reported to Metallica by Noranda.

In a press release titled "Metallica Resources Announces Falconbridge Earns Interest in El Morro Project, Chile", dated September 6, 2005 ('Metallica September 6, 2005 Press Release"), Metallica reported that Falconbridge Limited had met the requirements to earn a majority 70% interest in the El Morro Project.

In a press release titled "Metallica Resources Updates La Fortuna Resource Estimate - El Morro Project, Chile", dated September 22, 2005 ("Metallica September 22, 2005 Press Release"), Metallica reported that it had completed an updated resource estimate for the La Fortuna deposit which resulted in the reclassification of a significant portion of the La Fortuna resource in the indicated category with the remainder remaining in the inferred category. The 2005 updated resource estimate was not material to either Metallica or Falconbridge, so a Technical Report was not required to comply with National Instrument 43-101.

In October 2006, Xstrata provided Metallica with the results of an updated mineral resource estimate for the La Fortuna deposit which was reported in a recent Metallica press release titled "Metallica Resources Announces a Doubling of Measured and Indicated Resources at the El Morro Project, Chile", dated November 13, 2006 ("Metallica November 2006 Press Release"). The measured and indicated resources for the La Fortuna deposit are material to Metallica and a Technical Report is therefore required to comply with National Instrument 43-101. However, since the El Morro property is not material to Xstrata, and by its status of being a producing issuer, Xstrata is exempt from issuing a similar Technical Report.

In addition to the sources of information noted above, the following report has served as a principal source of information for this Technical Report Update:

  "La Fortuna Deposit, Mineral Resource Competent Person Report, October 2006" by Raul R. Roco, Xstrata, dated October 12, 2006, referred to hereon as the "2006 Competent Person Report"

The data and information supplied in the reports noted above comprise an integral part of the technical information for the Technical Report presented herein. Additional data and information sources are listed in Item 23 'References' of this Technical Report. In some instances, for clarification and continuity, some portions of these reports have been included in this document.

The contributing individuals and their individual responsibilities are presented below:

Mark A. Petersen, AIPG CPG Reg. No. 10563, Director of Exploration for Metallica Resources Inc., Qualified Person as defined by National Instrument 43-101; reviewed the resource estimation provided to Metallica by Xstrata presented herein and in the Metallica November 2006 Press Release. Mr. Petersen is the primary author of this report.

Raul R. Roco, MAusIMM (220431), Geology Manager for Project Development for Falconbridge Chile Ltda., and nominated as Competent Person for Xstrata Copper; responsible for the mineral resource estimate presented herein and in the Metallica November 2006 Press Release. Mr. Roco reviewed this report prior to its release.

Item 5: ` Disclaimer

This report, "Metallica Resources Inc., El Morro Copper-Gold Project: La Fortuna Deposit, Chile Region III, Technical Report" dated December 18, 2006, was prepared by Metallica Resources Inc. It is based upon information supplied to Metallica by Xstrata and in part upon information not within the control of Metallica. While it is believed that the information, conclusions, and recommendations will be reliable under the conditions and subject to the limitations set forth herein, Metallica can not guarantee their accuracy. The drilling and mineral resource data provided by Xstrata have not been re-confirmed for this report. No third party shall be entitled to use or rely on this report without the written consent of Metallica. The use of this report and the information contained herein shall be the user's sole risk, regardless of any fault or negligence on the part of Metallica.

Item 6: Property Description and Location

Most of the detailed property information has been reported previously in the November and December 2001, February 2003 and May 2005 Technical Reports. This section presents a recap of general information regarding the project location as well as information regarding project ownership that has been updated or revised since the filing of the above-referenced Technical Reports and is based on information provided to Metallica by Xstrata.

6.1: Property Location and Mineral Concessions

The El Morro Project is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in Northern Chile approximately 650 km north of Santiago and approximately 80 km east of the city of Vallenar. The project property position comprises of 20,699 hectares (ha) of mining and exploration concessions that are jointly held by Metallica and Xstrata.

UTM coordinates for the main area of interest in this report are N: 6,832,930 and E: 413,480 centering on the La Fortuna copper-gold deposit. Elevation at the project site ranges from 3,700 to 4,250 m above sea level.

6.2: Purchase Option Agreements

The Metallica September 2005 Press Release reported that in August 2005 Xstrata's predecessor company Falconbridge Limited exercised its option to purchase 70% of the El Morro Project by completing a final cash payment to Metallica in the amount of US$10 million. Currently, Xstrata owns 70% of the El Morro Project and Metallica owns 30% of it. Other additional covenants of the original joint venture letter agreement between the companies include the obligation for Xstrata, at its sole cost, to use commercially reasonable efforts to prepare and provide to Metallica a feasibility study ("Feasibility Study") on or before the eighth anniversary of the Effective Date (September 14, 2007) and, in turn Metallica has a one time election to have Xstrata provide for seventy percent (70%) of Metallica's required 30% contribution ("Carried Financing") to the Project Company's costs and expenditures incurred on or before commencement of commercial production ("Development Costs")

under the terms and conditions agreed by the parties in section 18 of the agreement. The majority partner is also responsible for the cost of completing the feasibility study, with other costs shared by the parties in accordance with their respective interests.

As reported in the 2005 Technical Report Update, purchase options between Minera Metallica Limitada and Rene Martin Jure (Legal Mining Companies S.L.M. Cantarito and Tronquito) were fully exercised on December 28, 2001. The concessions covered by the Agreement with S.L.M. Cantarito and S.L.M. Tronquito include portions of the La Fortuna deposit and are subject to a 2% Net Smelter Return (NSR) royalty.

As reported in the 2005 Technical Report Update, a purchase option agreement between Minera Metallica Ltda. and BHP Chile Inc. ("BHP") for mining exploitation totaling 1,849 ha was exercised for a total purchase price of US$1,690,000 on July 15, 2003. Subsequent to this purchase, on December 15, 2004, Noranda acquired a 2% NSR royalty from BHP for a total purchase price of US$2,000,000. On this same date, Noranda sold 30 percent of this royalty to Metallica.

6.3: Legal Issues

Metallica has indicated that, based on information provided by Xstrata, there are currently no legal or judicial disputes related to the mineral concessions comprising the El Morro project.

6.4: Surface Rights

Surface lands are owned by the Los Huasco Altinos community, a grazing and livestock cooperative. Access to the property and the right to use the surface lands for mining and exploration are provided via a legal right of way ("servidumbre") granted to the project operator under Chilean mining law. Metallica has indicated that, based on information provided by Xstrata, a provisional easement consisting of a right of way to occupy and conduct exploration and exploitation was issued by the 1st Court of Vallenar on December 22, 2004. The Court's decision is based on the fundamental right of a mining property owner to access its mining concessions, as defined by the Chilean Mining Code. A final judicial easement was granted to Xstrata by the Court in December 2006, after the Chilean Supreme Court rejected the last action submitted by the Los Huasco Altinos community. The easement is in the process of being registered with the Registry of Real Estate of Vallenar.

6.5: Environmental Permitting

Metallica has indicated that, based on information provided by Xstrata, an Environmental Impact Declaration (DIA) for the El Morro project was filed in Copiapo before the Regional Environmental Committee (COREMA) – IIIrd Region on October 5, 2001. The scope of the permit comprised advanced stage exploration and evaluation work, including the use of resource delineation and infill drilling. A favorable Environmental Qualification Resolution ("RCA" – i.e.: environmental permit) was rendered on December 28, 2001 and remains in effect to this date. In November 2005, another DIA was submitted by Falconbridge Chile Limitada to develop an underground decline for the collection of geotechnical data and to extract bulk metallurgical samples. A favorable RCA was rendered in December 2006 and remains in effect to this date.

There are currently no known adverse environmental issues related to the El Morro project. An Environmental and Social Impact Study (EIA) comprising part of a larger pre-feasibility study for the project is currently in progress.

Item 7: Accessibility, Climate, Local Resources, Infrastructure & Physiography

The El Morro property is located approximately 80 kilometers east of the town of Vallenar in the high Andes, between 3,800 and 4,250 meters above sea level with local topography characterized by a relatively mild relief. The prevailing climate is of the high cordillera type, with freezing temperatures and moderate snowfalls during March to October and dry, cool summers. Field seasons are usually limited from October to April, depending on winter climatic conditions associated with the high altitude. Vegetation is composed of hard grass and sparse, low bushes, typical of the cold cordilleran climate. Local fauna is characterized by guanacos, foxes, hares, mice, and northern cordilleran birds. Permanent water flow is observed in some streams, which drain either to the Quebrada Algarrobal creek to the west or to the Huasco River watershed to the south of the El Morro project area. The only human activity in the area other than that related to the project is goat and donkey herding, which gravitates around the grass covered river valleys ("vegas"). Goat cheese and dried meat are produced during the summer months.

Road access to the project is from Vallenar and totals approximately 140 kilometers which includes a 45 kilometer long paved road up the Huasco river valley to Alto del Carmen, a 25 kilometer long well maintained dirt road to Chanchoquin, and a 70 kilometer gravel road to the property. The closest community is El Transito with a population of approximately 1,000 inhabitants, located approximately 75 kilometers by road from the property. A temporary 40-man camp at the project provides housing, meals and medical sevices for project personnel, while contractors provide their own accommodations as work activities require. Currently no other infrastructure exists other than the access road from El Transito.

Item 8: History

This section presents a review of the history of the El Morro project. Additional details regarding project history has been reported in the November 2001 Technical Report.

According to the first available written information about the La Fortuna mine and other nearby workings, small scale copper and gold mining activity existed in the district sometime prior to 1931. The reports mention open pits and vertical shafts working in copper oxides, and an estimated reserve of 3.5 to 4.0 million tonnes averaging 7% to 9% copper. Secondary sulfides were extracted at greater depths. The property is believed to have remained idle between the late 1930's and late 1980's, at which point exploration apparently resumed with programs by various companies exploring for copper and gold.

BHP started work on the La Fortuna project in late 1992 and by 1994 had completed preliminary exploration drilling programs in the La Fortuna, El Negro and Cantarito areas, the latter being an epithermal gold vein occurrence. A porphyry copper-gold model was interpreted for the district; however, the true potential of the La Fortuna zone was not recognized. BHP ceased its activities in 1994 while maintaining title to its exploration concessions.

Seeking a gold prospect as evidenced by the Cantarito epithermal gold veins, Metallica Resources Inc. in July 1997 entered into a joint venture agreement to explore BHP's exploration concessions. Metallica also staked additional exploration concessions in the neighboring El Morro area. This area later became the namesake for the project. Metallica's work program included geologic mapping, sampling and geophysical surveys which were completed in 1997 and 1998, a preliminary reconnaissance drilling program completed in 1999 in the El Morro area. This work resulted in the discovery of Cu-Mo-Au mineralization in drill holes DDHM-1 which intercepted 170 meters averaging 0.83% copper, 0.26 g/t gold, and 0.014% molybdenum. Shortly thereafter Metallica also renegotiated its agreement with BHP for the La Fortuna mineral concessions into an option to purchase.

The results of Metallica's 1999 drilling campaign attracted the attention of Noranda Chile S.A., who signed the El Morro Joint Venture agreement with Metallica in September 1999. Under the agreement Noranda held an option to earn a 70% majority interest in the project by committing to a combination of cash payments and exploration work commitments. The joint venture agreement also included the underlying purchase option for the La Fortuna mineral concessions held by BHP. Under the agreement Noranda also assumed control as operator of the project.

During the 1999 – 2000 field season, Noranda's first exploration campaign on the project, drilling in the El Morro area resulted in a modest expansion of the zone of copper-gold mineralization discovered by Metallica. The El Morro zone is hosted entirely in epiclastic and volcanic country rocks with no intrusive source to the mineralization identified to date. In addition, preliminary reconnaissance drilling in the La Fortuna area yielded encouraging results sufficient to warrant further exploration during the following field season. Significant results from this program included hole DDHF-4 which intercepted 70 meters averaging 1.15% copper and 0.30 g/t gold in volcanic country rocks, and hole DDHF-5 which bottomed in a 49 meter intercept averaging 0.67% copper and 0.50 g/t gold in mineralized porphyry.

During the 2000 – 2001 field season Noranda initiated delineation drilling on the La Fortuna deposit which resulted in an inferred resource estimate totaling 540 million tonnes averaging 0.55% copper and 0.51 g/t gold at a lower cutoff grade of 0.30% copper. The El Negro area was also drilled during this period, revealing low-grade copper/gold mineralization insufficient to warrant further exploration.

During the 2001 – 2002 field season, Noranda conducted further infill and delineation drilling at La Fortuna which resulted in an updated inferred resource estimate totaling 590 million tonnes averaging 0.56% copper and 0.46 g/t gold at a 0.30% copper cutoff grade. Having met its minimum $10 million exploration commitment under the terms of the El Morro joint venture agreement,. Noranda maintained its option to earn a 70% majority interest in the project, however.

In 2005 Noranda resumed exploration at El Morro completing 23 core holes totaling 9,932 meters on the La Fortuna deposit. The results of this drilling were subsequently incorporated into an updated resource estimate completed by Metallica which included indicated resources totaling 203 million tonnes averaging 0.69% copper and 0.59 g/t gold and inferred resources totaling 450 million tonnes averaging 0.50% copper and 0.39 g/t gold at a 0.30% copper cutoff grade. These results were reported in the Metallica September 22, 2005 Press Release, however, as they were not material to the company preparation of a NI 43-101 Technical Report was not required. It was also during this year Falconbridge Limited completed its purchase of Noranda Inc. resulting in the transfer the El Morro joint venture option and project operatorship to Falconbridge. This development was reported in the Metallica September 6, 2005 Press Release.

During the 2005 – 2006 field season, Falconbridge Chile Limitada initiated a pre-feasibility study on the El Morro Project which is currently in progress under the direction of Xstrata. Elements of the pre-feasibility study that have been reported to Metallica by Xstrata include the completion of 75 core holes totaling approximately 27,600 meters and the calculation of an updated mineral resource estimate that was reported in the Metallica November 2006 Press Release and is the subject of this NI 43-101 Technical Report.

Item 9: Geologic Setting

This section presents an overview of information pertaining to the regional geologic setting of the El Morro property. Additional details regarding the regional setting and resource potential of the property have been reported previously in the November and December 2001, February 2003 and May 2005 Technical Reports, as well as the reports noted in Item 4: Introduction and Terms of Reference.

The El Morro property occurs within the eastern portion of a north–south elongated graben measuring approximately 15 kilometers wide by 30 kilometers long and bounded to the west and east by Paleozoic to Permo-Triassic basement blocks that have been uplifted along regional reverse fault systems developed during Upper Oligocene – Miocene time. The western portion of the graben consists of Carboniferous granitoid stocks and batholiths that are locally covered by upper Triassic-Lower Jurassic lavas and sediments, while the eastern portion consists of Permo–Triassic rhyolitic tuffs and batholithic intrusions that are mostly covered by Mesozoic and Cenozoic sedimentary and volcanic rocks. The older rock units are intruded in the central part of the graben by a cluster of Eocene – Oligocene age granodioritic to dioritic porphyritic stocks and dikes which constitute the main hosts and sources of copper – gold + molybdenum mineralization within the El Morro property. The top of the local stratigraphic sequence consists of Miocene age dacitic ignimbrites and alluvial gravels ("Atacama gravels") which partially cover all older rock types noted above.

Item 10: Deposit Types

This section presents an updated overview of the geology of the La Fortuna copper-gold deposit. Additional details regarding the La Fortuna deposit as well as the geology and resource potential for other areas on the El Morro property have been reported previously in the November 2001, 2003 and May 2005 Technical Reports, and in the reports noted in Item 4: Introduction and Terms of Reference.

The La Fortuna deposit is a gold – rich porphyry copper deposit which is localized within a northwest elongated alteration zone measuring approximately 2.5 kilometers long by up to 1.5 kilometers wide along the southeastern flank of Cerro La Fortuna ("La Fortuna Hill") where surface elevations range from 4,010 to 4,250 meters above sea level. The deposit centers on the La Fortuna porphyry stock, a NNE oriented ovate intrusive body measuring approximately 800 meters long by 600 meters wide and extending to least 1 kilometer in vertical depth. The La Fortuna alteration zone is partially covered on its northern and eastern sides by Miocene conglomerates.

10.1: Lithology & Structure

Local host rocks consist of a stratified sequence of tuffs, sediments and andesitic conglomerates of upper Jurassic and lower Cretaceous age and dipping 17º to 25º to the east. The deposit is significantly affected by a major northwest trending fault system that includes the La Fortuna and Cantarito faults which largely define the northern and southern limits of the La Fortuna porphyry stock and attendant alteration system.

The La Fortuna stock is a composite system of multiphase porphyry intrusives of felsic composition in the granodiorite, quartz monzonite, quartz monzo-diorite, diorite range. The stock is ovate being slightly elongated in a north-northeasterly direction. It measures approximately 800 meters by 600 meters in area and extends over a vertical range in excess of 1 kilometer, remaining open at depth.

The majority of the economic copper sulphide and gold mineralization in the La Fortuna deposit is hosted by two main porphyry phases: 1) a granodioritic to quartz monzonitic "Quartz-Feldspar Porphyry" (QFP), and 2) a granodioritic "Biotite-Amphibole Porphyry" (BAP). The latter unit represents a volumetrically subordinate and slightly younger inter-mineral porphyritic phase that is somewhat less intensely altered and mineralized than the main QFP unit.

Other volumetrically less important lithologic units include a late stage dioritic "Amphibole Porphyry" as well as hydrothermal, igneous and tectonic breccias that were emplaced both contemporaneous and subsequent to primary sulphide mineralization. All of these units are irregular in form and volumetrically much smaller than the main QFP and BAP porphyry phases. They typically host lower grade primary mineralization; although they occasionally serve as traps for local zones of high grade secondary mineralization.

10.2: Alteration

The full range of alteration assemblages, typical of copper-gold porphyries, is present at La Fortuna. The outcropping portion of the deposit clearly shows a telescoped suite of events, which goes from the deep, high temperature-high pressure potassic alteration type into the intermediate argillic, phyllic and finally advanced argillic types, all in a vertical distance no more than 200 meters.

10.2.1: Advanced Argillic Assemblage

This alteration suite, with the association quartz-alunite-kaolinite (dickite), is widespread in the upper portions of the deposit. Downwards, it becomes progressively more restricted to structures and fault-zones, until it fades out below the 4100 elevation.

10.2.2: Intermediate Argillic Assemblage

Intermediate argillic alteration is characterized by an assemblage of illite-smectite-chlorite, is the main overprinting alteration event seen in the La Fortuna deposit, being strongest in the outermost fringes of the system. It is typified by a diagnostic greenish color and a medium to low hardness. It is common below 4000 meters and still present at 3500 meters elevation.

10.2.3: Phyllic Assemblage

Phyllic alteration, characterized by muscovite-tourmaline+pyrite, is seen to coexist with the above mentioned advanced argillic type in the upper portions of the system and the intermediate argillic type lower down. At lower levels in the deposit it tends to give way to the intermediate argillic assemblage and the potassic suite described below.

10.2.4: Potassic Assemblage

Potassic alteration, hardly visible at surface in the La Fortuna area, is clearly present in most of the holes drilled in the main porphyry stock. It is characterized by fine, flaky biotite, hematite, magnetite and potassium feldspar (pink orthoclase). In all the drilling, this assemblage is overprinted at various degrees by the intermediate argillic and/or phyllic alteration types. Potassic alteration is the earliest and most high temperature alteration mineral assemblage, and is closely related to polydirectional quartz-magnetite-sulphide stockwork veining, particularly in the Quartz Feldspar Porphyry unit, but also in the Biotite-Amphibole and Amphibole porphyry units.

Item 11: Mineralization

Mineralization in the La Fortuna deposit exhibits a vertical zonation pattern typical of unroofed and partially eroded porphyry systems in arid environments. The deposit is characterized by four distinct mineral zones which include, from the top down, an upper leached cap horizon, a transitional assemblage of secondary supergene copper oxides, an intermediate assemblage of secondary supergene copper sulphides ("enrichment blanket") and deeper assemblage of primary hypogene sulphides.

The upper leached cap at La Fortuna varies considerably depending on local sulphide oxidation and leaching conditions that are principally related to host lithology, structure or both factors combined. Leaching thicknesses can vary from a few tens of meters to as much as 300 meters, even in areas where sulphides are near surface or outcropping. Copper grades within the leached cap typically range from 200 to 500 ppm (0.02 to 0.05% Cu), while gold grades tend to reflect original primary hypogene grades as gold typically remains immobile under supergene leaching conditions.

The copper oxide assemblage is relatively minor component in the La Fortuna deposit. Where it occurs, it is located directly on top of the secondary enrichment blanket and preferentially within the QFP unit of the La Fortuna stock. Mineralogy consists of both green copper oxides and a mixed assemblage of copper oxides and secondary copper sulphides. Copper oxide minerals include atacamite, chrysocolla and minor cuprite and copper wad. Given its small volume in the deposit as well as the envisioned operational beneficiation system (flotation) for the project, the copper oxide zone is not relevant to the current mineral resource.

The secondary enrichment zone is characterized as an immature supergene enrichment blanket enveloped between two mineralogic boundaries: an upper boundary defined as the "Top of Dominant Sulphides" (TDS), below which no oxides of any kind exists, and 2) a lower boundary defined as the "Top of Dominant Chalcopyrite" (TDCpy), below which no supergene sulphides exist. Both boundaries vary considerably in vertical position, and in places are strongly structurally controlled. Mineralogy within the secondary zone is characterized by chalcocite (Cu2S) and/or digenite (Cu9S5) and lesser covellite (CuS) which partially replace primary pyrite (FeS2) and chalcopyrite (CuFeS2). The mineral habits of the secondary sulphides are mainly as coatings on primary sulphide grains, but occasionally as free grains. Total copper grades in the secondary enrichment zone are strongly controlled by host lithology types, varying from 0.3% for the volcanic host country rocks to 0.9% for the intrusive units. The thickness of the supergene blanket typically ranges from 30 to 40 meters, but is likewise highly variable, in several places reaching more than 100 meters along narrow, structurally controlled zones of higher permeability.

The primary hypogene sulphide zone occurs almost entirely within the La Fortuna stock. Its upper contact is defined by the Top of Dominant Chalcopyrite (TDCpy) surface described above. Drilling has so far failed to define its lower limits. Principal copper-bearing sulphides in the primary zone include chalcopyrite and bornite (Cu5FeS4), along with locally minor amounts of tetrahedrite–tennantite. Pyrite is also abundant. Gold occurs throughout the primary hypogene zone and has a very strong correlation to copper content, with an average ratio of approximately 1:1 (% : g/t). Gold habit is as micron sized grains typically included within pyrite and bornite, but also as free grains. Detailed mineralogy studies are currently advancing as part of the geo-metallurgical assessment of the deposit for the pre-feasibility study currently in progress.

Primary copper sulphides and associated gold mineralization are strongest within the Quartz Feldspar Porphyry unit. Average grades for the QFP unit are 0.56% TCu and 0.60 g/t Au. Lower grade mineralization occurs within the Biotite – Amphibole Porphyry and Intrusive Breccia units with grades of both units averaging 0.33% TCu and 0.33 g/t Au. Copper and gold grades within the late Amphibole porphyry and volcanic country rock units are lowest, averaging 0.10% TCu and 0.10 g/t Au.

Note: All average grades noted above are derived from a "declustered" 5 meter drill hole composite dataset used for block grade estimation.

Item 12: Exploration

Beginning in the early 1990's exploration programs at El Morro have been conducted by BHP, Metallica, Noranda, Falconbridge. A summary of the general scope of the various programs conducted from 1992 through September 2002 is presented in Table 12-1. Additional details of these work programs have been reported previously in the 2003 and 2005 Technical reports. From January 2003 to the present no new exploration work has been conducted on the El Morro property by the project operator.

Table 12-1: Summary of El Morro Exploration Programs

Area	Geology	Geochemistry	Geophysics
BHP Exploration 1992 / 1993 Season
La Fortuna	Geologic mapping		T.E.M
Cantarito	Geologic mapping		T.E.M
El Negro	Geologic mapping	Chip sampling
Regional			Airborne Magnetics
Metallica Exploration 1997 / 1998 Season
El Morro	Mapping / trenching	Talus, PIMA alt'n study	IP – Resistivity
La Fortuna	Geologic mapping	Chip, PIMA alt'n study
Chip, PIMA alt'n study
Cantarito
Enzyme leach, MMI profiles
El Negro	Geologic mapping	Chip sampling
Regional	Mapping / Landsat TM		Interpretation
Metallica Exploration 1997 / 1998 Season
El Morro	Geologic mapping	Trench	IP-Res, Ground Mag.
La Fortuna	Geologic mapping	Talus, Trench	IP-Res, Ground Mag.
Cantarito	Geologic mapping	Talus, Trench
El Negro	Geologic mapping	Trench	IP-Res, Ground Mag.
Regional	Geologic mapping	Stream sediment
Noranda Exploration 1999 / 2000 Season
El Morro	Geologic mapping	Chip sampling	IP-Res, Ground Mag.
La Fortuna	Geologic mapping	Talus, Chip	IP – Resistivity
Cantarito	Geologic mapping	Chip sampling
El Negro			IP-Res, Ground Mag.
Regional	Geologic mapping	Chip, Stream sediment	IP – Resistivity
Noranda Exploration 2000 / 2001 Season
El Morro		Interpretation	Interpretation
La Fortuna	Core logging	ICP	Interpretation
Cantarito			Interpretation
El Negro	Core logging	Chip	Interpretation
Regional	Core logging		Interpretation
Noranda Exploration 2001 / 2002 Season
El Morro	Geologic mapping
La Fortuna			IP – Resistivity
Cantarito	Geologic mapping	Talus / chip	IP – Resistivity
El Negro		Talus / chip

Item 13: Drilling

This section summarizes the drilling information used for the La Fortuna mineral resource estimate presented in this Technical Report. It is based on information provided to Metallica by Xstrata. Additional information has been reported previously in the November 2001, February 2003 and May 2005 Technical Reports, and in the reports noted in Item 4: Introduction and Terms of Reference.

Between November 2005 and June 2006 delineation and infill drilling at the La Fortuna deposit resulted in the completion of 94 core holes totaling 37,629 meters. Previous core drilling at La Fortuna amounted to 45 holes totaling 20,211 meters which was completed by Noranda between 2000 and 2002. The total amount of core drilling used for the current resource estimate is 139 holes totaling 57,840 meters. In addition, geologic data from 22 reverse circulation (RC) holes totaling 4,560 meters were incorporated into the interpretation of the geologic model for the current resource estimate, however, assay data from the RC holes have not been used in the estimation of metal grades for the La Fortuna mineral resource.

13.1: Drill Hole Spacing

Drilling to define the La Fortuna ore body centers on the La Fortuna porphyry stock, a NNE oriented ovate intrusive body measuring approximately 800 meters long by 600 meters wide and extending to least 1 kilometer in vertical depth. The central portion deposit has been delineated at a nominal grid of 55 by 55 meters with most of the holes inclined -65° to -70° either to the southwest or northeast (Azimuth 030o or 210o), as well as several holes drilled orthogonally to the drill grid. Within the volume represented by the current block model, drill hole depths average 363 meters and range from a minimum of 84 m to a maximum of 752 meters testing a vertical profile that extends between 4,100 to 3,200 meters elevation. This excludes the deeper portion of drill hole DDHF-39 which was drilled to a total depth of 970 meters and bottomed in mineralization at the 3,074 meter elevation. The area covered by the 55 by 55 meter drill grid covers the central sulfide dominated portion of the deposit and approximates the portion of the deposit that has been classified as a "Measured" mineral resource extending through a volume of approximately 450 meters east-west by 650 meters north-south by 450 meters deep. Surrounding this area is a 200 meter wide ring of wider spaced drilling at a nominal 100 to 150 meter spacing with drill hole orientations similar to those noted above. This area approximates the portion of the deposit classified as an "Indicated" mineral resource. An outer pattern of more widely and irregularly spaced drill holes surrounds the central "Measured and Indicated" portions of the drill pattern and corresponds to that portion of the deposit that has been classified as an "Inferred" mineral resource.

13.2: Drill Hole Locations

At the completion of the June 2006 drilling program, a major topographic validation program was completed. This program resulted in the production of two digital aero-photographic restitutions at 1:10,000 and 1:2,000 scales with 10 meter and 2 meter resolution respectively using the UTM Projection (Datum PSAD 56 SUR DE CHILE). This validation also included re-surveying of the vast majority of drill hole collars. Customarily, drill hole locations have been surveyed both prior to drilling and following completion of holes by conventional surveying techniques. At the conclusion of the June 2006 drill program, all collars had either been re-surveyed by a second independent contractor and/or checked using high definition GPS instrumentation (Trimble GPS Model 5700 & 4600 LS with a horizontal precision of 5 m/m + 1 ppm vertical 10). Elevations of surveyed collars and topographic data show good correlation being mostly within a difference of 0.5 meters.

The sulphide mineralisation contained within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone make up the bulk of the contained copper – gold resource and have been well delineated by drilling to a depth of approximately 600 meters. Deeper portions of the copper - gold resource, occurring entirely in primary hypogene mineralization, have been only partially delineated by a few deep drill holes but remain open and prospective.

13.3: Down Hole Surveys

Down-hole deviation surveys were done on all diamond drill core holes using either a single shot Sperry Sun (50 meter down-hole intervals), a gyroscope instrument, or a "Maixbore" (3 meter down-hole intervals). Single shot surveying was used for only a few of the early exploration holes, while all delineation holes drilled after 2000 were surveyed with either the gyroscope or Maxi-bore instruments. Down-hole surveys were done on some of the reverse circulation holes, however, these holes have not been used for estimation of resource grade.

In general, cumulative down-hole deviation of drill holes averages 1° per 100 meters in all core holes at La Fortuna, representing a generally small amount of deviation. The risk of mis-located drill hole samples is considered low because:

1) The lack of vegetation in the project area permits nearly complete line-of-sight visibility to all points, lessening the possibility of surveying errors.

2) All inclined drill holes were surveyed at a maximum interval of 50 meters down-hole, with the majority of holes surveyed at much closer intervals.

In all drilling completed at La Fortuna, standard diamond drilling has employed PQ (83.1 mm diameter), HQ3 (63.5 mm diameter) and NQ3 (47.6 mm diameter) core size. Core was collected using standard wireline retrieval methods.

13.4: Drilling Methods

Delineation drilling within the La Fortuna block model volume consists of three types: open conventional rotary, standard and high pressure reverse circulation, and diamond core of various diameters.

At the early stages of the project assessment, BHP drilled 13 drill holes using both conventional rotary and reverse circulation systems (RC), from this set of holes 7 are combined RC and diamond holes. Another 5 reverse circulation holes were drilled by Noranda in 2002. A total of 22 RC holes have been drilled in the La Fortuna resource area. A total of 139 core holes have been drilled in the La Fortuna resource area, the vast majority of which were drilled after 2000 by Noranda, Falconbridge and most recently Xstrata.

In all core drilling completed at EL Morro since 1993, standard diamond drilling has employed PQ (83.1 mm diameter), HQ3 (63.5 mm diameter) and NQ3 (47.6 mm diameter) core size. Core has always been collected using wireline retrieval methods.

Item 14: Sampling Method and Approach

This section presents information pertaining to the La Fortuna resource estimate that has been updated or revised since the 2001, 2003, and 2005 Technical Reports and information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference. The reader is referred to the above-mentioned Technical Reports for additional details regarding sampling methodology and quality assurance/quality control protocols. Only core hole sample data have been used for interpolating metal grades in the current resource estimation.

14.1: Diamond Drill Core Samples

Diamond drill core included PQ (83.1-mm), HQ (63.5-mm) and NQ (47.6-mm) core diameters. Except for two holes drilled prior to 2000, diamond drilling at the project has been directed by Noranda and subsequently by Falconbridge and most recently by Xstrata. Drilling work has been performed by independent contractors that have included Connors in 2000 and 2001, Ausdrill in 2002, and Conners in 2005 and 2006. Core was stored in wooden boxes and brought to the project core processing facility where it was photographed, logged for geologic and geotechnical information, and sampled for assay by taking half splits at regular 2 meter intervals. Sampling of NQ and HQ core was done with manual and electro-hydraulic core splitters. For PQ core, one quarter of the core was sent for assay by splitting core twice using a circular rock saw. During the 2006 drilling program, Andes Analytical Ltd. was contracted for core splitting and sample preparation. The remaining material is retained in a local core storage facility operated by Xstrata.

Beginning in 2002, density samples were taken at regular 4 meter intervals for all diamond drill holes drilled at La Fortuna. Bulk density factors were determined using wax-coating measurements on 10 to 20 cm unsplit HQ and NQ core samples. Bulk density determinations show good representation of major lithology, mineralization and alteration units relative to the total number of meters drilled within each unit. The data also show good spatial coverage throughout the project area. Density data have been further validated by sending about 5 % of duplicate data to a second laboratory. Results show a very good correlation between the two data sets.

Tonnage factors for resource estimation were derived by calculating an average bulk density from the drill core density data for each lithology and mineral zone combinations and applied as a global average to the block model.

14.2: Diamond Drill Core Sample Recovery

Drill core recovery data was collected for all diamond drilling. Recovery data were recorded as driller's length and recovered length, both measurements recorded against driller's depth. Core recovery averaged better than 80 percent for 95% of the core intervals. Zones with low recovery are associated with the first 20 to 30 m below surface corresponding to the leached-weathered portion of the deposit.

Item 15: Sample Preparation, Analyses and Security

This section only presents information that has been updated or revised after the above-referenced reports and is based on information provided to Metallica by Xstrata and presented in the reports previously mentioned in Item 4: Introduction and Terms of Reference. Detailed sample preparation, analyses and security information has been reported in the previous 2001, 2003 and 2005 Technical Reports.

Data reliability programs for the 1999-2001 programs were professionally done according to accepted industry methods and standards. In 2002 Noranda implemented a revised system of basic quality assurance and control (QA/QC) procedures to conform to a companywide initiative for Six Sigma process control to insure data quality and quantify the risk associated with the calculation of the average grade of the mineral deposits being developed. Falconbridge/Xstrata have retained that rigorous control over the quality of sampling and assaying. The program was designed to be in full compliance with the National Instrument 43-101, and all work completed since the beginning of 2002 has followed the required QA/QC procedures.

15.1: Sampling and Logging Protocols

In 2002 Noranda implemented revised sampling and logging procedures for the El Morro project. A detailed description of the Noranda sampling and logging procedures has been provided previously in the 2003 Technical Report. Subsequent Xstrata programs have continued the Noranda sampling and logging procedures. Internal reviews and independent audits have confirmed the high quality of the sampling and assaying QA/QC procedures employed during the Noranda-Falconbridge drill programs which constitute the bulk of the drilling used in the preparation of the current resource estimate.

15.2: Quality Control

Assay data from the diamond drill holes for the El Morro project were controlled by sending 53 duplicate pulp samples to ALS Laboratories in Vancouver, Canada to verify the original assays by Bondar Clegg in Coquimbo, Chile. An analysis of the data by Charles Beaudry of Noranda (see Appendix 2, El Morro Deposit Resource Report, Noranda Inc., Toronto, Canada, by Stanley G. Clemmer) concluded that copper assays are unbiased whereas gold assays are 10 to 15% high relative to the check results. However, there were only nine pulp duplicates with gold grades greater than 0.2 g/t Au, and the absence of standards in the Beaudry study precludes any resolution as to which of the labs is more accurate.

After a round robin exercise comparing sample preparation and assays between 5 laboratories, ACME Analytical Laboratory S.A. was selected by Xstrata for the 2005 definition drilling program. ACME installed a sample preparation facility at the project site and pulps were shipped to their analytical facilities in Santiago for digestion and assay. ALS Chemex acted as the control laboratory during that program. Prior to the 2006 Xstrata definition drill program, a second round robin exercise was completed comparing sample preparation and assays preparation and results between laboratories. Results of the program were reviewed and revisions made to procedures for drill samples for the 2006 drill program. Dr. Barry Smee, Smee and Associates Consulting Ltd., Vancouver, B.C. was responsible for reviewing, revising and approving procedural changes for the 2006 drill program. ALS Chemex was awarded the contract as the primary laboratory for assaying drill samples from the 2006 drill program.

Assay accuracy and precision of routine analyses were assessed continuously throughout the various data acquisition programs of the project (after Noranda) using a program of check assays and analysis of in-house reference standards materials. The correlation shown by check-assay pairs is generally very good, indicating good analytical precision for total copper. Round-robin assay results used to characterize the standards indicate generally good performance by the primary laboratory.

According to the results of these QA/QC programs the sample preparation and assaying have acceptable errors of precision and no apparent bias can be observed. Precision at 95% CI varies between 0.12% and 6.69 % for the suite of 5 standards that includes both total copper and gold. The QA/QC program outcomes have been checked and validated by internal and external reviews, and in both cases the stated above has been confirmed.

Discussion of QA/QC procedures for reverse circulation samples is not included in this report as only drill core assays have been used in the La Fortuna resource estimate.

15.3: Conclusions and Recommendations

The available analyses are suitable for inclusion in estimation of Measured, Indicated and Inferred resources.

Item 16: Data Verification

This section presents an updated overview of the data used for the current La Fortuna mineral resource estimate. Additional details have been reported previously in the November 2001, February 2003 and May 2005 Technical Reports, and in the reports noted in Item 4: Introduction and Terms of Reference.

16.1: Quality Assurance/Quality Control Assays 2005-2006

Full quality assurance/quality control procedures as outlined in the Falconbridge/Xstrata quality assurance/quality control manual were in place at El Morro in 2005 and 2006. A comprehensive drill protocol was developed to define procedures for data collection.

16.2: Database Verification

All geological logs, drillers reports, survey certificates and other relevant drill-hole data is physically collated in well maintained files for each drill hole. The geological, survey, analytical and meta-data for the project are maintained in electronic files. Internal checks of database consistency have been made by randomly selecting 10% of drill holes and checking correspondence between geological logs and electronic data. The results of these internal checks indicates there is very good consistency in the database. A similar exercise has been made for assays with good results. An external auditor reviewed and validated the La Fortuna drill hole database after the 2006 drill program and reported industry standard results.

16.3 Drill Hole Location

All drill holes were surveyed after the drill had left the drill pad. All drill hole coordinates were verified against the surveyor's coordinates. No errors were found.

16.4 Down Hole Surveys

Down-hole surveys were done on all diamond drill holes using either a single shot Sperry Sun (50 m down-hole intervals), a gyroscope instrument or a "Maixbore" ( 3 m down-hole intervals). No down-hole surveys were done on the reverse circulation holes. In general, cumulative down-hole deviation averaged 1° per 100 m for diamond drill holes.

16.5 Quality of Data Description

Core and RC cuttings have been carefully and systematically examined and logged for the vast majority of drill holes completed on the El Morro Project. Significant effort in standardising geological description though the use of a type sample set with supporting petrographic data has been expended to ensure consistency of observation. Most logging has been undertaken upon split core and complies with industry best practice overall. The main contacts, lithologies and mineralogical transitions are properly identified. Some precision issues exist with the alteration descriptions although this is typical of porphyry copper systems due to the strong overprinting of alteration events. A significant effort in trying to standardize geological descriptions has been made after the last drilling campaign, with several drill holes being re-logged and checked after comparisons with the 3D geological model. There exist yet some opportunities for improvement of the geological description of drill holes which are mainly related to the need of ensuring internal consistency of the logging.

All geological logs, drillers reports, survey certificates and other relevant drill-hole data is physically collated in well maintained files for each individual drill hole. The geological, survey, analytical and meta-data for the project are maintained in electronic files. There are plans for implementing an inter-relational database system along with audit trails and backups before feasibility study completion. Internal checks of the database consistency have been made by randomly selecting 10% of drill holes and then check correspondence between geological logs and electronic data with very good results. A similar exercise has been made for assays with good results too. An external auditor reviewed and validated the La Fortuna drill hole database after the last drilling campaign reporting industry standard results.

Item 17: Adjacent Properties

There are no adjacent properties that are material with respect to the currently defined mineral resources contained within the El Morro property.

Item 18: Mineral Processing and Metallurgical Testing

No new information regarding mineral processing or metallurgical testing has been provided to Metallica by Xstrata, however, information regarding these areas has been provided previously in the May 2005 Technical Report. Additional mineral processing studies and metallurgical testwork are currently advancing as part of the pre-feasibility study currently in progress by Xstrata.

Item 19: Mineral Resource and Mineral Reserve Estimates

This section presents the results of an updated mineral resource estimate for the La Fortuna deposit completed by Xstrata in October 2006. The updated estimate utilized the existing drill hole database, associated geologic information, and interpretations. It has been presented to Metallica by Xstrata using a series of total copper cutoff grades, consistent with previous reporting by the El Morro project operator. This section also includes the results of the updated resource estimate restated based on copper-equivalent cutoff grades. These results have been calculated by Norwest Corporation acting as an independent third party for Metallica. No changes have been made to the original Xstrata resource estimate, rather the resource has simply been recast to reflect the combined contributions of copper and gold using metals prices of $1.20/lb copper and $400/oz gold. These results have been reported previously in the Metallica November 2006 Press Release.

In addition, Golder Associates, acting as an independent third party for Xstrata, reviewed the grade estimation procedures and resource classification criteria applied by Xstrata, and confirmed that the geostatistical grade estimation was carried out to a suitable standard and that the resource model is appropriate for the estimation of Mineral Resources. The resource estimate presented here complies with National Instrument 43-101 and its requirements for the definition of Measured, Indicated and Inferred Mineral Resources.

Additional information regarding previous resource estimates for the La Fortuna deposit was reported in the November 2001, February 2003 and May 2005 Technical Reports, and in the reports noted in Item 4: Introduction and Terms of Reference.

19.1: Measured, Indicated & Inferred Resource Estimates

The 2006 updated measured, indicated and inferred resource estimate reported to Metallica by Xstrata is summarized in Tables 1 & 2 below. As noted above, this resource estimate is based on total copper lower cutoff grades:

TABLE 1: LA FORTUNA 2006 MEASURED & INDICATED RESOURCE – Copper cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Measured	201,400	0.66	0.56	188,800	0.69	0.58	165,700	0.73	0.62	138,900	0.79	0.65
Indicated	365,000	0.48	0.44	299,800	0.53	0.49	214,300	0.60	0.56	149,500	0.67	0.63
Total M&I	566,400	0.54	0.48	488,600	0.59	0.52	380,000	0.65	0.58	288,400	0.71	0.64
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Measured	2,931,000	3,600	2,872,000	3,515	2,667,000	3,276	2,420,000	2,912
Indicated	3,863,000	5,163	3,504,000	4,704	2,835,000	3,845	2,209,000	3,014
Total M&I	6,794,000	8,763	6,376,000	8,219	5,502,000	7,121	4,629,000	5,926

NOTE: Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine put utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

TABLE 2: LA FORTUNA 2006 INFERRED RESOURCE – Copper cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Inf'd: in-pit	199,000	0.39	0.28	114,100	0.49	0.38	69,800	0.58	0.47	47,200	0.65	0.53
Inf'd: out-pit	172,900	0.39	0.34	112,600	0.47	0.44	72,400	0.55	0.51	42,100	0.62	0.59
Total Inferred	371,900	0.39	0.31	226,700	0.48	0.41	142,200	0.56	0.49	89,300	0.64	0.56
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Inf'd: in-pit	1,711,000	1,759	1,233,000	1,401	893,000	1,061	676,000	809
Inf'd: out-pit	1,495,000	1,920	1,159,000	1,600	878,000	1,190	575,000	800
Total Inferred	3,206,000	3,679	2,392,000	3,001	1,771,000	2,251	1,251,000	1,609

NOTE: Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu pit shell (see Note to M&I Table above).

Norwest Corporation, acting as an independent third party for Metallica, has examined the updated resource estimate and recast it using copper-equivalent cutoff grades. No changes have been made to the Xstrata resource estimate, rather the resource has simply been restated to reflect the combined contribution of copper and gold using metal prices of US$1.20/lb copper and US$400/oz gold. The use of copper-equivalent cutoff grades to report mineral resources is a common industry practice for co-product copper deposits and is consistent with previous reporting by Metallica.

The formula for copper equivalent grades is based solely on grade and metal prices. The general formula is as follows:

CuEq = Cu + (Au x (Au price / Cu price))

where:

CuEq is the equivalent copper grade
Cu is the grade of copper
Au is the grade of gold
Au price is the price of gold in U.S. dollars per gram
Cu is the price of copper in U.S. dollars per percent

The measured, indicated, and inferred resource statement presented below is based on the assumption the copper price is $1.20/lb and the gold price is $400/troy ounce.

The resource estimate reported on a copper-equivalent cutoff basis is presented in Tables 3 & 4 below:

TABLE 3: LA FORTUNA 2006 MEASURED & INDICATED RESOURCE – Copper equivalent cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Measured	205,800	0.65	0.55	200,800	0.66	0.56	192,000	0.68	0.57	179,300	0.70	0.60
Indicated	421,800	0.44	0.41	371,300	0.48	0.44	314,500	0.52	0.49	261,100	0.56	0.54
Total M&I	627,600	0.51	0.45	572,100	0.54	0.48	506,500	0.58	0.52	440,400	0.62	0.57
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Measured	2,938,000	3,620	2,919,000	3,600	2,871,000	3,550	2,779,000	3,460
Indicated	4,075,000	5,500	3,889,000	5,260	3,586,000	4,930	3,206,000	4,550
Total M&I	7,013,000	9,120	6,808,000	8,860	6,457,000	8,480	5,985,000	8,010

NOTES: Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine put utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

TABLE 4: LA FORTUNA 2006 INFERRED RESOURCE – Copper equivalent cutoff basis
	> 0.20% Cu			> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Classification	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au	Tonnes	Cu	Au
	000's	%	g/t	000's	%	g/t	000's	%	g/t	000's	%	g/t
Inf'd: in-pit	312,100	0.30	0.23	174,900	0.41	0.31	112,100	0.49	0.40	81,500	0.55	0.48
Inf'd: out-pit	305,600	0.29	0.27	164,800	0.40	0.37	118,500	0.46	0.44	95,800	0.50	0.49
Total Inferred	617,700	0.30	0.25	339,700	0.41	0.34	230,600	0.48	0.42	177,300	0.52	0.48
	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs	Copper Lbs	Gold Ozs
	000's	000's	000's	000's	000's	000's	000's	000's
Inf'd: in-pit	2,077,000	2,290	1,567,000	1,730	1,214,000	1,430	984,000	1,260
Inf'd: out-pit	1,942,000	2,610	1,464,000	1,940	1,207,000	1,690	1,050,000	1,510
Total Inferred	4,019,000	4,900	3,031,000	3,670	2,421,000	3,120	2,034,000	2,770

NOTE: Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu pit shell (see Note to M&I Table above).

19.2: Geological Interpretation and Modeling Techniques

Conversion of the described data captured from logging record to geological intervals (coding) has employed a single individual who has reviewed all geological coding entered into the modelling database for consistency. Adjustments to the coding systems to account for changes in the geological description have been revised and adjusted in the database as appropriate. The modelling consulting company has contributed significantly to this process by advising were was appropriate to physically review the drill hole log and drill hole geological coding; corrections were made were appropriate.

The geological modelling methodology employed on screen interpretation using Vulcan software real 3D interpretation of three dimensional solids using sections spaced at 50 m intervals for drill hole visualization. The resulting solids were used to guide resource block grade estimation. This methodology was undertaken for both lithology and alteration models. Interpretation of the vertical mineral zonation was also undertaken on screen employing both NNE-SSW and sections orthogonal to the previous at 50m spacing for drill hole projections; these mineral surfaces crossed the entire deposit and are real 3D interpretations. Surfaces interpreted are the Top of Dominant Sulphides (TDS), and the Top of Dominant Chalcopyrite (TDCpy), interpretations of the green copper oxides and mixed mineralization bodies was also made.

The final geological block model generated from the interpreted solids employed a 20 x 20 x 15 m block size model for geological and estimation purposes. It is expected that for future geological evaluations finer resolution could be used to help on better assessing dilution at the geological boundaries.

19.3: Estimation Techniques

A mineral inventory (block model) was estimated using established geostatistical techniques following comprehensive statistical and Exploratory Data Analysis (EDA). The evaluation of appropriate geological groupings for combination into statistical estimation populations was undertaken through the iterative statistical definition of Estimation Domains (ED) for each element to be interpolated using spatial declustered statistics. Once suitable ED`s were established 5 meter down-the-hole composites were generated from the assay data for estimation purposes; these composites were not broken at ED boundaries. Declustered statistics were generated to evaluate theoretical grade tonnage curves so that subsequent ordinary kriging plans could be adjusted to generate interpolated block grade populations that match the theoretical populations. Experimental correlogram models were generated with SAGE 2001 software and interpolation correlograms were evaluated using three rotation axes.

Estimation was carried out using three-pass ordinary block kriging of 20 x 20 x 15 meter blocks and each pass reflected the various ranges established by the correlogram models for each element and ED using the Ordinary Kriging (OK) algorithm. The kriged block dimension is identical to that employed in future mine planning and is also the current Selective-Mining Unit (SMU) for the projected operation. No direct grade capping was included in estimation although the extended influence of high-grade composites was restricted in the kriging plans for the third kriging passes in some of the ED where necessary. Ordinary kriging plans were compared to the theoretical grade tonnage curves as an attempt to incorporate the estimated volume-variance corrections. Dilution was not explicitly added to the grade interpolation, but two aspects of the interpolation incorporated dilution to the process, first the 2 meter down-hole sample splitting regardless of geologic boundaries and secondly the fact that 5 meter fixed length down-hole mathematical composites with no geological breakdown were used for interpolation. This approach generates an in-situ resource model that accounts for SMU volume and any consequences for recovery in mining operations using the SMU, and also for most of the geological dilution. Future resource estimation will benefit from introducing partial block geological coding and/or conditional simulation for fully assessing the proper dilution to be incorporated to the grade block model.

19.4: Tonnage Factors

Tonnage factors for resource estimation were derived by calculating an average bulk density from the drill core data for each of lithology and mineral zone combination and applied as a global average to the block model. A total of 4,161 density samples were systematically collected every four meters from 43 diamond drill holes. The reliability of the density values used is discussed in greater detail in the May 2005 Technical Report.

Bulk density factors were determined from wax-coating measurements on representative hand samples and on 10 to 20 centimeter sections of unsplit HQ and

NQ drill core. Samples were selected from the various lithologies, alteration and mineralization types throughout the La Fortuna deposit resulting in a good spatial distribution of samples throughout the deposit relative to the total number of meters drilled within each unit. Density data have been further validated by sending about 5 % of duplicate data to a second laboratory. Results show a very good correlation between the two data sets.

19.5: Resource Classification Scheme

The resource classification scheme was facilitated by the three-pass kriging methodology. As defined by the ordinary kriging plans, each kriging pass interpolated the block grade on the basis of distance and distribution of composites employed and may be considered an indicator of continuity. Resource classification employed the review of various kriging run parameters including kriging pass, distance to and number of composites for each ED used in estimation. A global correlogram was calculated and modelled for this purpose, using 50 to 60% of the correlogram variance as an indicator of the range to be used on "Measured" resources, while for "Indicated" resources 70 to 80% of the correlogram variance defined the ranges on this category. A dedicated block model of 40 x 40 x 30 meter blocks was used to interpolate and flag this first step on the resource classification method.

On the basis of these factors, the drill hole density and an interpretation of the geological continuity, deterministic volumes were constructed to define partially smoothed continuous volumes for classification for both sulphide and oxide mineralization. Measured, Indicated and Inferred resources have only been reported for sulphide mineralization; oxide mineralization is not relevant to the current mineral resource estimate given its relatively small volume and the envisioned operational beneficiation system (flotation) for the project.

Measured resources are defined by blocks interpolated on the first kriging pass (between 50 and 70 meter search radii to the nearest composite with a minimum of 9 composites within the search neighbourhood) with smoothing of identified blocks into continuous volumes corresponding to a drill hole spacing of approximately 50 to 70 meters for estimation of sulphide resources. Indicated resources are defined by blocks mostly interpolated on the second kriging pass (between 100 and 140 meter search radii to nearest composite with minimum of 6 composites within the search neighbourhood) with smoothing of identified blocks into continuous volumes where approximately 100 to 150 meter drill grid for sulphides. Inferred Resource for sulphides involved interpolation on the third kriging pass (approximately 200 to 400 meter search radius with a minimum of 6 composites within the search neighbourhood).

19.6: Conversion of Mineral Resources to Ore Reserves

The following is a preliminary discussion presented by Xstrata regarding the status of the conversion of the updated resource estimate to a mineable ore reserve. A final ore reserve estimate will be presented at the conclusion of the pre-feasibility study currently in progress.

19.6.1: Conversion Process

Conversion of mineral resources into mineable ore reserves is based on standard mining industry methods to determine a mining sequence for optimum commercial exploitation. The following diagram shows the general process currently being applied; final results will be available at the end of the pre-feasibility study.

The optimizer software in use is Whittle 4-X, widely used to convert resources into reserves. This software utilizes the geological block model and incorporates economic parameters and geo-technical constraints to generate a series of simulated nested mine pits. This process leads to selection of one of these pits as the optimum mining case, according to criteria defined by the Xstrata project team; pushback (expansion) selection and design criteria will be based in the best economic sequence and according to operational restrictions.

19.6.2: Cut-off Grades

Current economic cut-off grades for copper are as follows:

1. "Sulphide": sulphide feed to the concentrator equal or greater than 0.3% TCu;

2. "Waste": all materials not included in the above category, thus oxides, mixed materials are included in this classification irregardless of their grade.

19.7: Audits of the 2006 La Fortuna Resource estimation

External audits have been conducted on the current resource evaluations. The external audit has been performed by "Golder Associates" of Santiago de Chile, who reviewed the data capture process and quality, geologic modeling and final grade interpolation of the block model and resource classification criteria. Golder has confirmed that the resource estimate presented here complies with Canadian National Instrument 43-101 and its requirements for the definition of Measured, Indicated and Inferred Mineral Resources.

19.8: Key Assumptions

Any mineral resource and ore reserve estimate involves a number of assumptions which must be taken into account when evaluating the results. Key assumptions made in the preparation of the present resource estimate are as follows:

1.     The current drilling density is sufficient to delineate resources within the secondary enrichment zone and primary hypogene zone at an approximate 65 x 65 meter spacing for most of the central part of the orebody. Resource estimates for various mineralization types were made assuming that the existing drill hole intercepts within these zones are representative and the resulting estimate was classified appropriately to reflect the different degree of uncertainty.

2.     The geological interpretation and modeling honors the logged contacts and is considered to be an accurate representation of the geological controls on mineralization, given the available information. However, given the present drill-hole spacing, the precise nature of the location and influence of geologic discontinuities such as faults on the distribution of mineralization is unknown.

3.     Bulk density measurements were averaged by mineral zonation and lithology grouping and applied to the block model using the geological interpretation. This process aggregates sub-units, which may have slightly different densities.

4.     Deeper primary hypogene mineralization remains relatively under-explored by the present drilling at depths greater than 600 meters. The current resource model assumes that the existing drill-hole intercepts are representative of the primary hypogene zone as a whole. The uncertainty in grade estimation within this zone is properly handled by resource classification.

5.     The current assumption is that the eventual process route for La Fortuna sulphide mineralisation will be via conventional milling and flotation methods.

Item 20: Other Relevant Data and Information

As of the date of this report and to the best of Metallica's knowledge, the authors are of the opinion that this report contains all relevant data and information concerning the La Fortuna mineral resource that was either provided directly by Xstrata, contained in the previously filed November 2001, December 2001, February 2003 and May 2005 Technical Reports, or contained in the reports mentioned previously in Item 4: Introduction and Terms of Reference.

Item 21: Interpretation and Conclusions

There continues to be justification to advance the El Morro Project toward a commercial production decision through further exploration and development work.

Item 22: Recommendations

Based on continued successful results, the La Fortuna project should continue to be advanced through the Pre-Feasibility and Feasibility stages onto final development and commercial operation.

Item 23: References

Clemmer, S.G., Paleczek, P., Valenzuela, G., Walmsley, T., December 2002:: "El Morro Project, 2002 Season Report", Noranda Exploration Group Internal Report, 113 p.

Clemmer, Stanley G., September 2003: "El Morro Deposit Resource Report, Noranda Inc., Toronto Canada", Noranda Inc., Internal Report, 524 p.

Davis, B. M., Petersen, M.A., May 16, 2005: "Metallica Resources Inc., El Morro Copper- Gold Project, Chile Region III, Technical Report Update, Norwest Corporation, 38p.

Filas, Barbara A., February 5, 2003: "Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review", Knight Piésold & Co., 62 p.

Golder Associates, August 2006: "El Morro Project Geology Modeling and Data Validation", Xstrata Copper,.

Lightner, Fred H., November 14, 2001: "Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report", Metallica Resources Inc., 92 p.

Paleczek, P., Caceres, C., Valenzuela, G., Savell, M., August 2001: "El Morro Project Report for Seasons 1999-2000 & 2000-2001", Noranda Chile Ltda., 57 p.

Roco, R.R., October 12, 2006: "La Fortuna Deposit, El Morro Project, Mineral Resource Competent Person Report", Xstrata Chile Ltda., 29p.

TMA Ltda., May 2006: "Informe Tecnico El Morro: Sistemas de Coordenadas - Proyecto El Morro", Xstrata Copper.

Item 24: Date

The effective date of this report is December 26, 2006

Item 25: Additional Requirements for Technical Reports on DevelopmentProperties and Production Properties

The El Morro Project is currently a late stage exploration project undergoing pending completion of a pre-feasibility study. As such, there are no additional reporting requirements at this time.

Item 26: Illustrations

Illustrations are included as figures in the specific items of this report.

Certification of Primary Author & Qualified Person

I, Mark A. Petersen, MSc, do hereby certify that:

1. I am currently employed as Director of Exploration by:

Metallica Resources Inc.
12200 East Briarwood Ave. Suite 165
Centennial, CO 80112 USA
Tel: (303) 796-0229 ext. 305

2. I graduated with a Bachelor of Arts degree from The College of Wooster, Wooster, Ohio in 1981 and a Master of Science degree in Geology from Kent State University, Kent, Ohio in 1984.

3. I am a Certified Professional Geologist of the American Institute of Professional Geologists (CPG No. 10563)

4. I have worked as a minerals exploration geologist for a total of twenty-two years since my graduation from university.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am the primary author and Qualified Person responsible for the preparation of the technical report titled "Metallica Resources Inc., El Morro Copper-Gold Project, Region III, Chile NI 43-101 Technical Report, La Fortuna Deposit, Mineral Resource Estimate – 2006 Update" and dated December 18, 2006 (the "Technical Report") relating to the property. In particular, I have reviewed the available data and procedures for the mineral resource estimate presented in Item 19 and believe they were gathered and conducted in a professional and competent manner.

7. I have had prior involvement with the property that is the subject of this Technical Report. Moreover I conducted exploration work at the El Morro project site in 1997 and have visited the project for technical reviews on several occasions between March 2001 and the present time.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am an affiliate of the issuer and am therefore not independent applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th Day of December, 2006.

(signed) "Mark A. Petersen"
Mark A. Petersen

Certification of Co-Author & Qualified Person

I, Raul M. Roco, BSc., do hereby certify that:

1. I am currently employed as Geology Manager for Project Development by:

Falconbridge Chile Limitada
Av. Andres Bello 2777 - Piso 8
Las Condes, Santiago, Chile

2 I graduated with a Bachelor of Accounting degree from the "Escuela de Comercio Ldor. Gral. San Martin (Universidad Nacional de San Juan, Argentina) in 1982 and a Bachelor of Science degree in Geology in 1993 from "Universidad Nacional de San Juan, Argentina.

3. I am a Member of the Australasian Institute of Mining and Metallurgy (AusIMM Registration No. 220431)

4. I have worked as a Exploration, development and resource evaluation geologist_ for a total of 13 years since my graduation from university.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am the co-author and Qualified Person responsible for information presented in Items 13 through 18 and the preparation of the mineral resource estimate based on total copper cut-off grades presented in Item 19 of the technical report titled "El Morro Copper-Gold Project, Region III, Chile, Technical Report Update" and dated May 16, 2005 (the "Technical Report") relating to the property.

7. I have had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th Day of December, 2006.

(signed) "Raul R. Roco""
Raul R. Roco

October, 2006

Xstrata Copper Mineral Resource and Ore Reserve Reporting

Designation of Competent Person

In accordance with the Xstrata Policy for the reporting of Mineral Resources and Ore Reserves in compliance with the Australasian Code For Reporting of Mineral Resources and Ore Reserves 2004 (otherwise know as the JORC Code); Xstrata Copper Santiago herewith designates Ricardo Raul Roco to prepare reports and signoffs as Competent Person on Mineral Resources and/or Ore Reserves for the La Fortuna deposit, which is part of the El Morro Project located on the Third Region of Chile.

With references to the foregoing, the CV of Ricardo Raul Roco presenting qualifications, experience and professional body affiliation to fulfill the role of Competent Person is set out in the attachment to this letter of designation.

Ricardo Raul Roco declares by signature to this letter of designation that he is clearly satisfied an he understand the requirements of the JORC Code and can face his peer and demonstrate competence in the commodity, type of deposit and situation under consideration.

General Executive Manager

_____________________________
Mr. Peter Forrestal

_____________________________
Mr. Ricardo Raul Roco